NSAR Item 8/31/77E - BlackRock New York Municipal Bond Trust ("BQH")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BQH on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BQH as defendants. The complaint alleged, among other things, that the parties named in the complaint breached fiduciary duties owed to BQH and its common shareholders and committed waste by redeeming BQH's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by BQH as a result of the prior redemptions and injunctive relief preventing BQH from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BlackRock Credit Allocation Income Trust IV (BTZ) from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On April 16, 2012, Plaintiffs filed a Consolidated Shareholder Derivative Complaint (the "Consolidated Complaint"), which amends the allegations in the original complaint.  The Consolidated Complaint does not specifically seek injunctive relief preventing BQH from redeeming auction preferred shares at the liquidation preference in the future.  Defendants moved to dismiss the Consolidated Shareholder Derivative Complaint on July 20, 2012.  Plaintiffs, on September 14, 2012, moved to hold the defendants' motion to dismiss in abeyance and allow plaintiffs limited discovery of the Demand Review Committee of the Board of Directors, including depositions of its members and documents upon which they relied.